

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2012

Via Email
Cameron Reynolds
President and Chief Executive Officer
VolitionRX Limited
150 Orchard Road
Orchard Plaza 08-02
Singapore 238841

> **Re:** **VolitionRX Limited**
> **Amendment to Form 8-K**
> **Filed April 5, 2012**
> **File No. 000-30402**

Dear Mr. Reynolds:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed April 5, 2012

Security Ownership of Certain Beneficial Owners and Management, page 41

1. Please review your table to ensure it is consistent and accurate. We note, for example, the 1.5 million shares held as a group by your officers and directors is reported as representing 41.2% of your shares while the 2 million shares held by Concord International represents 23%. Please advise or revise.

Executive Compensation, page 51

2. We note your response to comment seven from our letter dated March 15, 2012 and reissue. Please include the compensation received by Messrs. Faulkes and/or Reynolds from the Service Agreement in your Summary Compensation table and related

discussions or advise. Clarify whether Messrs. Faulkes and/or Reynolds are involved with Research and/or The Dill Faulkes Educational Trust in any capacity other than director or receive any compensation, direct or indirect, through Research and/or The Dill Faulkes Educational Trust. In addition, please clarify whether Messrs. Faulkes and/or Reynolds have any ownership, control or other material relationship with Research and/or The Dill Faulkes Educational Trust, direct or indirect. Clarify whether Research and/or The Dill Faulkes Educational Trust provides any services to companies other than Volition, and its affiliates. Please provide clear disclosure as to why you believe the payments pursuant to the Service Agreement are not compensation. Similarly, provide an analysis as to why you believe the payments to Mining House would not be considered compensation to Messrs. Reynolds, and Rootsaert.

Certain Relationships and Related Party Transactions, page 58

3. We reissue comment nine of our letter dated March 15, 2012. Please provide the disclosure for the time periods required by Instruction 2 to Item 404(d) of Regulation S-K. This would include disclosing the payments made in the fiscal year preceding the company's last fiscal year, in addition to the last fiscal year. Lastly, please disclose the amount in the last transaction in this section in US dollars.

Exhibits

4. We reissue comment 10 of our letter dated March 15, 2012. Please file exhibit 10.08 in its entirety. We note that the exhibit refers to the disclosure letter and disclosure bundle. These supplemental materials are specifically referenced in the exhibit and are material to understanding the document. For instance, we note that the warranties are qualified by the facts and circumstances in the disclosure letter. Similarly, liability issues, intellectual property, contracts, property, etc. relate to disclosures in the disclosure letter and attached disclosure bundle.

Form 10-K for Fiscal Year Ended December 31, 2011

5. Please amend your Form 10-K to comply with the comments issued above on the Form 8-K, as applicable.

Forward Looking Statements, page 4

6. We note on your statement that the Form 10-K includes forward-looking statements "within the meaning of" the Private Securities Litigation Reform Act of 1995. We also note similar disclosure in the MD&A section. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please either:

- delete any references to the Private Securities Litigation Reform Act; or
- make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

Management's Report on Internal Control over Financial Reporting, page 29

7.   In discussing your failure to maintain appropriate cash controls you state "[a]lternatively, the effects of poor cash controls were mitigated by the fact that the Company had limited transactions in their bank accounts." Please explain this disclosure in greater detail, in light of your $347,892 cash balance at December 31, 2011 and recent equity financing transactions.

Executive Compensation, page 40

8.   We note that the Summary Compensation Table, the Outstanding Equity Awards Table, and the Director Compensation Table as provided in the Form 10-K is different from the same period covered by the tables in the Form 8-K. Please reconcile.

Exhibits

9.   Please file the interactive data exhibits required by Item 601(b)(101) of Regulation S-K or advise.

Signatures

10.   Please amend to include the signatures of your Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer in their capacities as such.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　You may contact Brian McAllister at (202) 551-3341 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/ Pamela Howell
　　　　　　　　　　　　　　　　for

　　　　　　　　　　　　　　　　John Reynolds
　　　　　　　　　　　　　　　　Assistant Director